Embecta Corp. 300 Kimball Drive, Suite 300 Parsippany, NJ 07054

April 5, 2024

Via EDGAR

Christie Wong

Li Xiao

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

Washington, DC 20549

Re:	Embecta Corp. (the “Company,” “we,” “our” and similar terminology)

Form 10-K for Fiscal Year Ended September 30, 2023

Filed November 29, 2023

Form 8-K dated February 9, 2024

File No. 001-41186

Dear Sir and Madam:

The purpose of this letter is to respond to the comment letter dated March 28, 2024 received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission regarding the above-mentioned Annual Report on Form 10-K and Current Report on Form 8-K. For your convenience, your original comments appear in bold text, followed by our response. We are concurrently filing Amendment No. 1 to the Annual Report on Form 10-K.

Form 10-K for Fiscal Year Ended September 30, 2023

Exhibits

1.	We note that the certifications provided as Exhibit 31.1 and Exhibit 31.2 for your Form 10-K for fiscal year ended September 30, 2023 do not include paragraph 4(b) and the introductory language in paragraph 4, referring to your internal control over financial reporting. Please amend the filing to provide revised certifications. You may file an abbreviated amendment that is limited to the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. Refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K. Please ensure the revised certifications refer to the Form 10-K/A and are currently dated.

Response: At the time the Company filed its Annual Report on Form 10-K for the fiscal year ended September 30, 2023, the Company’s certifying officers had completed the matters covered by paragraph 4(b) and the introductory language in paragraph 4, referring to its internal control over financial reporting. The certifications filed with the Company’s Annual Report on Form 10-K contained a scrivener’s error in that they inadvertently omitted such language. The Company has filed concurrently with this response letter an amendment to its Annual Report on Form 10-K to provide revised certifications.

Form 8-K dated February 9, 2024

Exhibit 99.1, page 9

2.	We note you presented Adjusted Net Income and Adjusted Net Income per Diluted Share basing off a reconciliation from Income Before Income Taxes to Adjusted Pre-Tax Income, resulting in your non-GAAP measures being presented before their comparable GAAP measurements for GAAP Net Income and GAAP Net Income per Diluted Share. In future filings, please ensure you present each of your non-GAAP reconciliation starting from the most directly comparable GAAP measures, and also present GAAP measures before non-GAAP measures to avoid the prominent issue. Refer to Question 102.10(a) and 10(b) of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: The Company respectfully acknowledges the Staff’s comment, and the Company confirms that it will revise future filings to continue to present each of the Company’s non-GAAP reconciliations, including for non-GAAP Net Income and non-GAAP Net Income per Diluted Share, to the most direct comparable GAAP measure. The Company will also ensure that any disclosure of its GAAP results is consistently presented before non-GAAP measures to avoid any prominence issue in the future.

Division of Corporation Finance

Securities and Exchange Commission

April 5, 2024

3.	We note you had incurred significant One-time stand up costs for the last two years and that you expect to incur similar but less costs in fiscal year 2024. Please tell us the major components of these costs, and for each major component your basis to determine that such costs are non-recurring, infrequent or unusual in nature. In that regard, we note you disclosed in your financial statement notes that other operating expenses include costs for the implementation of your new ERP system. Refer to Question 102.03 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Revise your disclosures in future filings where necessary.

Response: The Company respectfully acknowledges the Staff’s comment and advises that it has considered the guidance set forth in Question 102.03 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Set forth below is a discussion of the major components of the Company’s One-time stand-up costs, the rationale for each of these items, and why such adjustments are not misleading and are not normal, recurring, cash operating expenses necessary for the Company to operate its business on an ongoing basis as the Company continues to emerge and stand up as a separate publicly traded company.

The Company believes that disclosing, explaining, and reconciling these items as part of the calculation of certain non-GAAP measures and its Adjusted Operating results are useful for investors to analyze the Company’s financial performance because it provides a more fulsome understanding of the Company’s recurring and non-recurring operating results and helps illustrate trends in the underlying performance of the Company’s business that may be otherwise difficult to understand. As disclosed throughout its Form 10-K for the fiscal year ended September 30, 2023, the Company was obligated to fully separate from its former parent company within a two-year period from the date of separation (April 1, 2022) in accordance with a Private Letter Ruling that was filed with the Internal Revenue Service. As disclosed in its filings, the Company has been operating under a Transition Services Agreement and Logistics Services Agreement with its former parent company during this two-year separation period. As a result of this time frame and separation, the Company incurred various one-time, non-recurring costs that have been identified and adjusted out for non-GAAP purposes that the Company believes is useful to investors because it isolates and quantifies the underlying reasons for changes in operating results that could affect comparability in future periods. Given the incremental resources required and the associated financial and operational systems needed for the Company to operate as a stand-along publicly traded company, the Company felt it was important to identify such costs and adjust them out for non-GAAP reporting purposes.

The major components of the Company’s One-time stand-up costs include the following:

(i)	one-time product registration and labeling costs;

(ii)	one-time warehousing and distribution set-up costs;

(iii)	one-time legal costs associated with patents and trademark work and costs incurred associated with the establishment of the Company’s legal entities in multiple countries and jurisdictions;

(iv)	temporary headcount resources within accounting, tax, finance, human resources, regulatory and IT;

(v)	one-time business integration and IT related costs that were determined to be non-capitalizable in accordance with Accounting Standards Codification (“ASC”) 350-40 related to the initial build and design of the Company’s global ERP platform that was necessary to successfully separate from its former parent within the two-year period discussed previously; and

Division of Corporation Finance

Securities and Exchange Commission

April 5, 2024

(vi)	additional third-party consulting costs that were determined to be non-capitalizable in accordance with ASC 350-40 to assist the Company with other one-time IT application and system set-up costs that span across multiple functions and processes across the organization that are in addition to the Company’s global ERP implementation discussed previously. It should be noted that the costs related to the expensing of certain cloud-based Software as a Service arrangements that have been capitalized on the Company’s balance sheet are not adjusted out for non-GAAP purposes, but the Company did adjust for this expense as part of Adjusted EBITDA. In addition, certain software licensing fees and other recurring operating costs associated with the various IT platforms discussed previously, including the Company’s global ERP implementation, that are not deemed to be one-time in nature have remained in the Company’s GAAP results and have not been adjusted out for non-GAAP reporting purposes.

The Company intends to expand its footnote disclosure that supports the non-GAAP reconciliation table as follows:

“One-time stand-up costs incurred primarily include: (i) product registration and labeling costs; (ii) warehousing and distribution set-up costs; (iii) legal costs associated with patents and trademark work; (iv) temporary headcount resources within accounting, tax, finance, human resources, regulatory and IT; and (v) one-time business integration and IT related costs primarily associated with our global ERP implementation. For the three months ended March 31, 2024, approximately $XX.X million is recorded in Other operating expenses and $X.X million is recorded in Selling and administrative expense. For the three months ended March 31, 2023, approximately $X.X million is recorded in Other operating expenses and $X.X million is recorded in Selling and administrative expense. For the six months ended March 31, 2024, approximately $XX.X million is recorded in Other operating expenses and $X.X million is recorded in Selling and administrative expense. For the six months ended March 31, 2023, approximately $X.X million is recorded in Other operating expenses and $X.X million is recorded in Selling and administrative expense.”

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If you have any questions or require additional information regarding this letter, please do not hesitate to contact Howard E. Berkenblit at (617) 338-2979 of Sullivan & Worcester LLP.

Sincerely,

EMBECTA CORP.

By:	/s/ Jacob Elguicze
Jacob Elguicze Chief Financial Officer